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                                                                  EXHIBIT (a)(9)

               Form of E-Mail to Employees Announcing the Offer

It is with great excitement and pleasure that I announce to you today that our Board of Directors has approved a voluntary option exchange program for certain employees of our Company and subsidiaries.

As you know, we have been responding prudently to marketplace conditions. Our response encompassed making some tough decisions, including the reduction of our workforce. We recognize that this has caused extended responsibilities for those remaining; and we truly value the dedication and outstanding contributions that are being made. Furthermore, we also recognize that it is our responsibility to retain the continuity of this very strong management team. We believe this program is one way of helping us do that.

We hope that this program will be seen as an important component in enhancing the value of the equity state for eligible Wyndham employees. Basically, this voluntary program allows you to exchange stock options you received in 2000 and 2001 for one restricted unit for each share of the Company's class A common stock underlying your Eligible Options. Although we are pleased to offer this program, we are not making any recommendation as to whether or not you should participate in the exchange. You must make your own decision whether or not to tender your options for exchange. Most likely, you will want to consult with your personal financial, tax and legal consultants.

A packet of information will be coming your way soon. For the Corporate office, you will receive your packet later today, November 19, 2001. If you are in the Field, your packet will be mailed this afternoon to arrive on Tuesday, November 20, 2001 at your respective hotel. The information packet will explain the program in detail, including a specific description of what restricted units are and how they work. In addition, we will be conducting WIU E:Learning sessions about this program. I invite you to attend. Information on how to attend will be included in the information that you receive.

Thank you for your continued commitment to Wyndham International and the numerous contributions you have made and will make!

Sincerely,
Fred

OTHER IMPORTANT INFORMATION: The offer to exchange options for restricted units has not yet begun. When we begin the offer, we will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including an Offer to Exchange, Election Form and other related documents. We will also send the Offer to Exchange, Election Form and certain other related documents to you. Employees who
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are eligible to participate in the offer are strongly encouraged to read the
Schedule TO and related exhibits, including the Offer to Exchange, Election Form and other related documents, when they become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission's website at www.sec.gov. After we begin the offer, eligible
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employees will also be able to obtain, without charge, copies of the Schedule TO and related exhibits from the Company.